

October 8, 2010

Via U.S. Mail and Facsimile

Douglas R. Lebda
Chairman of the Board
and Chief Executive Officer
Tree.com, Inc.
11115 Rushmore Drive
Charlotte, NC 28277

> **Re: Tree.com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 2, 2010**
> **File No. 001-34063**

Dear Mr. Lebda:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Debra Ashley
         Tree.com, Inc.